COMMENTS RECEIVED ON 04/22/2025

FROM DANIEL GREENSPAN

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

 Fidelity International Credit Central Fund

AMENDMENT NO. 52

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in debt securities of all types and repurchase agreements for those securities.”

“The Adviser normally invests the fund's assets primarily in investment-grade debt securities.”

C:

The Staff requests we clarify whether the fund invests in debt securities of all types or primarily in investment-grade debt securities.

R:

The fund normally invests at least 80% of the fund's assets in debt securities of all types and repurchase agreements for those securities. The investment-grade debt securities disclosure addresses the credit quality in which the fund will invest.